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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

MERCHANTS GROUP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
588539-10-6
(CUSIP Number)
Bryant H. Prentice, III
Merchants Mutual Insurance Company
250 Main Street, Buffalo, New York 14202
(716) 849-3380
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	588539-10-6	Page	2	of	3

1	NAMES OF REPORTING PERSONS: MERCHANTS MUTUAL INSURANCE COMPANY (16-0550140)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		255,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		255,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	255,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	588539-10-6	Page	3	of	3
     This Amendment No. 7 amends certain information contained in the Schedule 13D filed by Merchants Mutual Insurance Company (“Mutual”) with respect to its ownership interest in Merchants Group, Inc. (the “Issuer”) dated March 31, 1998, as amended by Amendment No. 1 dated June 16, 1998, Amendment No. 2 dated August 17, 1998, Amendment No. 3 dated March 20, 2006, Amendment No. 4 dated April 4, 2006, Amendment No. 5 dated April 21, 2006 and Amendment No. 6 dated June 5, 2006 (collectively, the “Schedule 13D”).
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended as follows:
     On December 22, 2006, Mutual and its wholly-owned subsidiaries, Merchants Preferred Insurance Company (“Preferred”) and MPIC, Inc. (“MPIC”), entered into an agreement (the “Agreement”) with the Issuer and its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. (“MNH”), and American European Group, Inc. (“AEG”) and its subsidiaries, Rutgers Casualty Insurance Company and Rutgers Enhanced Insurance Company. Pursuant to the Agreement, upon completion of AEG’s acquisition of the Issuer, which was previously announced by the Issuer on November 1, 2006, and the receipt of any required regulatory approvals, MNH will transfer its rights to renew its existing directly written insurance policies to Mutual and Preferred, who in turn will agree to renew such policies, subject to any applicable laws as well as underwriting guidelines. MPIC will pay MNH a license fee of approximately $3.4 million for the use of data in connection with such policies.
     The Agreement also provides that upon completion of the merger with AEG and the receipt of any required regulatory approvals, the Issuer and MNH will transfer to Mutual all of their rights to the name “Merchants”, computer software and other intellectual property identified in the Agreement, and a release of any claims they might have regarding Mutual’s management of their business in exchange for $100,000. Further, AEG and Mutual, on behalf of themselves and their respective affiliates, have agreed to limit certain of their respective insurance business operations for a term of two years in order to accommodate a smooth transition of the renewal business from MNH to Mutual and Preferred.
     The existing Reinsurance Pooling Agreement (whereby MNH and Mutual pool certain insurance premiums and liabilities) will continue on substantially the same terms through December 31, 2009, subject to possible earlier termination by Mutual at any time on or after January 1, 2009 in the event that MNH’s rating from the A.M. Best Company is lower than A-.
     The Administrative Services Annex to the current Services Agreement between the Issuer and MNH, on the one hand, and Mutual, on the other hand, whereby Mutual provides administrative and management services on behalf of the Issuer and MNH, will terminate on the earlier of June 30, 2007 or upon completion of AEG’s acquisition of the Issuer.
     A copy of the Agreement is attached to this statement as Exhibit 99.3 and the above summary is qualified in its entirety by reference to such Agreement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Item 7 is hereby amended by adding the following exhibit:
     Exhibit 99.3. Agreement dated December 22, 2006 by and among Merchants Mutual Insurance Company, Merchants Preferred Insurance Company, MPIC, Inc., Merchants Group, Inc., Merchants Insurance Company of New Hampshire, Inc., American European Group, Inc., Rutgers Casualty Insurance Company, and Rutgers Enhanced Insurance Company.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 27, 2006

MERCHANTS MUTUAL INSURANCE COMPANY
By:	/s/ Bryant H. Prentice, III

Bryant H. Prentice, III Chairman of the Board of Directors